SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                            TrizecHahn Corporation

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                               (Name of Issuer)

                           Subordinate Voting Shares

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                        (Title of Class of Securities)

                                   896938107

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                                (CUSIP Number)

                           Jeremiah W. O'Connor, Jr.
                              The O'Connor Group
                                399 Park Avenue
                              New York, NY 10022
                                (212) 308-7700

                                with a copy to:

                             Roger D. Turner, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019

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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                August 2, 2000

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            (Date of Event which Requires Filing of this Amendment)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
Seess.240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          Argo TZH Shareholdings, LLC
          06-1577882
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   2      Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a)  [ ]
                                                                       (b)  [ ]
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   3      SEC Use Only
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   4      Source of Funds

          OO
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   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                    [ ]
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   6      Citizenship or Place of Organization

          Delaware
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                              7      Sole Voting Power
        Number of
          Shares                     8,416,469
       Beneficially           -------------------------------------------------
      Owned by Each           8      Shared Voting Power
        Reporting             -------------------------------------------------
       Person with            9      Sole Dispositive Power

                                     8,416,469
                              -------------------------------------------------

                              10     Shared Dispositive Power

                              -------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          8,416,469
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   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
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   13     Percent of Class Represented by Amount in Row (11)

          5.58%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
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   14     Type of Reporting Person (See Instructions)

          PN
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                                       2

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          Argo Management Company, L.P.
          13-3751561
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   2      Check the Appropriate Box if a Member of a Group
          (See Instructions)                                          (a)   [ ]
                                                                      (b)   [ ]
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   3      SEC Use Only
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   4      Source of Funds

          AF
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   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
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   6      Citizenship or Place of Organization

          Delaware
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                              7      Sole Voting Power
        Number of
          Shares                     8,416,469
       Beneficially           -------------------------------------------------
      Owned by Each           8      Shared Voting Power
        Reporting             -------------------------------------------------
       Person with            9      Sole Dispositive Power

                                     8,416,469
                              -------------------------------------------------
                              10     Shared Dispositive Power

                              -------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          8,416,469
-------------------------------------------------------------------------------
   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                 [ ]
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          5.58%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
-------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          PN
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                                       3

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          O'Connor Capital Partners, L.P.
          13-3747190
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   2      Check the Appropriate Box if a Member of a Group
          (See Instructions)                                       (a)     [  ]
                                                                   (b)     [  ]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Source of Funds

          AF
-------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                   [  ]
-------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

          Delaware
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                              7      Sole Voting Power
        Number of
          Shares                     8,416,469
       Beneficially           -------------------------------------------------
      Owned by Each           8      Shared Voting Power
        Reporting             -------------------------------------------------
       Person with
                              9      Sole Dispositive Power


                                     8,416,469
                              -------------------------------------------------
                              10     Shared Dispositive Power

                              -------------------------------------------------

11     Aggregate Amount Beneficially Owned by Each Reporting Person

          8,416,469
-------------------------------------------------------------------------------
   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                [  ]
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          5.58%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
-------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          PN
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                                       4

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          O'Connor Capital Incorporated
          13-3708170

   2      Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a)    [  ]
                                                                    (b)    [  ]

   3      SEC Use Only

   4      Source of Funds

          AF

   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                   [  ]

   6      Citizenship or Place of Organization

          Delaware


                              7      Sole Voting Power
        Number of
          Shares                     8,416,469
       Beneficially           -------------------------------------------------
      Owned by Each           8      Shared Voting Power
        Reporting
       Person with            -------------------------------------------------
                              9      Sole Dispositive Power

                                     8,416,469
                              -------------------------------------------------
                              10     Shared Dispositive Power

-------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          8,416,469
-------------------------------------------------------------------------------
   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                [  ]
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          5.58%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
-------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          CO

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          J.W. O'Connor & Co. Incorporated
          13-3165788
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   2      Check the Appropriate Box if a Member of a Group
          (See Instructions)                                          (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Source of Funds
          AF
-------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                   [  ]
-------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

          Delaware
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                              7      Sole Voting Power
        Number of
          Shares                     8,416,469
       Beneficially           -------------------------------------------------
      Owned by Each
        Reporting             8      Shared Voting Power
       Person with
                              -------------------------------------------------

                              9      Sole Dispositive Power

                                     8,416,469
                              -------------------------------------------------
                              10        Shared Dispositive Power

-------------------------------------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          8,416,469
-------------------------------------------------------------------------------
   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                [  ]
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          5.58%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
-------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          CO
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                                       6

CUSIP No. 896938107

   1      Name of Reporting Persons
          IRS Identification Nos. of Above Persons (entities only)

          Jeremiah W. O'Connor, Jr.
-------------------------------------------------------------------------------
   2      Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a)    [  ]
                                                                    (b)    [  ]
-------------------------------------------------------------------------------
   3      SEC Use Only
-------------------------------------------------------------------------------
   4      Source of Funds

          AF
-------------------------------------------------------------------------------
   5      Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                   [  ]
-------------------------------------------------------------------------------
   6      Citizenship or Place of Organization

          United States
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                              7      Sole Voting Power
        Number of
          Shares                     8,416,469
       Beneficially           -------------------------------------------------
      Owned by Each
        Reporting             8      Shared Voting Power
       Person with            -------------------------------------------------

                              9      Sole Dispositive Power

                                     8,416,469
                              -------------------------------------------------
                              10     Shared Dispositive Power

                              -------------------------------------------------

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          8,416,469
-------------------------------------------------------------------------------
   12     Check Box If the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                                [  ]
-------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

          5.58%, based on the number of Subordinated Voting Shares outstanding as of February 29, 2000
-------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

          IN
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                                       7

Item 1.   Security and Issuer

          This Amendment No. 3 to Statement on Schedule 13D (as heretofore amended, the "Statement"), amends the Statement on Schedule 13D previously filed by the Reporting Persons (as defined in Item 2), relating to the Subordinate Voting Shares of TrizecHahn Corporation, a corporation organized under the laws of Ontario, Canada (the "Company"). The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 3900, Toronto, Ontario, Dominion of Canada M5J 2T3.

Item 2.   Identity and Background

          Because of the distribution by Argo Partnership, L.P., of 100% of its membership interest in Argo TZH Shareholdings, LLC ("Shareholdings"), as more particularly described in Item 4 of Amendment No. 1 to the Statement, Argo Partnership, L.P. no longer exerts control over Shareholdings and accordingly has ceased to be a Reporting Person.

Item 3.   Source and Amount of Funds or Other Consideration

          No change.


Item 4.   Purpose of Transaction

          The 8,416,469 Subordinated Voting Shares of the Company (the "Shares") were acquired for investment purposes and the Shares continue to be held by Argo TZH Shareholdings, LLC ("Shareholdings") for such purpose. Consistent with such investment purposes, Shareholdings may from time to time sell or otherwise dispose of Shares. Mr. O'Connor and Mr. Thomas S. Quinn III have resigned as members of the Company's Board of Directors, effective as of August 2, 2000. Shareholdings does not have any contractual or other right to designate any successors or replacements of such directors.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) Each of the Reporting Persons is the beneficial owner of the Shares, which represent approximately 5.58% of the outstanding Subordinated Voting Shares of the Company (based upon the number of Subordinated Voting Shares outstanding on February 29, 2000). Shareholdings has the sole power to vote and dispose of the Shares and each of the other Reporting Persons has the sole power to direct the vote and disposition of the Shares.

          (c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto has effected any transactions in the securities of the Company during the past 60 days except as set forth in this Item 5(c).

          As of August 2, 2000, certain members of Shareholdings have elected to redeem their membership interests in Shareholdings and in connection therewith Shareholdings has distributed to such members 664,642 Shares previously owned by Shareholdings. Such distribution was effected pursuant to the limited liability company agreement of Shareholdings, and the consideration therefor was the complete redemption of the membership interests in Shareholdings held by the electing members. It is possible that additional members of Shareholdings will make similar elections from time to time but as of August 2, 2000 no other additional members of Shareholdings have done so. It is possible that members of Shareholdings that receive Shares pursuant to the elections described herein will acquire their Shares for purposes other than investment purposes, and that the reporting requirements and transfer restrictions, if any, applicable to such members with respect to such Shares will differ from those applicable to the Reporting Persons.

          In addition, consistent with its investment purposes, Shareholdings has sold an aggregate of 806,700 Shares from time to time during the 60 days preceding the date of this Amendment No. 3. Such transactions are described on
Schedule 2 hereto.

          (d) Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule 1 hereto, beneficially owns or has a right to acquire directly or indirectly any securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          No change.

Item 7.   Material to Be Filed as Exhibits

          None.


                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    August 8, 2000


                                  ARGO TZH SHAREHOLDINGS, LLC

                                  By:      ARGO MANAGEMENT COMPANY, L.P., its
                                           Manager,

                                  By: O'CONNOR CAPITAL PARTNERS, L.P., its General Partner,

                                  By:      O'CONNOR CAPITAL INCORPORATED, its
                                           General Partner,

                                  By:

                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:    Jeremiah W. O'Connor, Jr.
                                           Title:   Chairman and Chief
                                                    Executive Officer





                                  ARGO MANAGEMENT COMPANY, L.P.,

                                  By: O'CONNOR CAPITAL PARTNERS, L.P., its General Partner,

                                  By:      O'CONNOR CAPITAL INCORPORATED, its
                                           General Partner,

                                  By:

                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:    Jeremiah W. O'Connor, Jr.
                                           Title:   Chairman and Chief
                                                    Executive Officer

                                  O'CONNOR CAPITAL PARTNERS, L.P.,

                                  By:      O'CONNOR CAPITAL INCORPORATED, its
                                           General Partner,

                                  By:

                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:    Jeremiah W. O'Connor, Jr.
                                           Title:   Chairman and Chief
                                                    Executive Officer




                                  O'CONNOR CAPITAL INCORPORATED,

                                  By:

                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:    Jeremiah W. O'Connor, Jr.
                                           Title:   Chairman and Chief
                                                    Executive Officer




                                  J.W. O'CONNOR & CO. INCORPORATED,

                                  By:

                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Name:    Jeremiah W. O'Connor, Jr.
                                           Title:   Chairman and Chief
                                                    Executive Officer





                                           /s/ Jeremiah W. O'Connor, Jr.
                                           ------------------------------------
                                           Jeremiah W. O'Connor, Jr.

                                                                    SCHEDULE 1


     Directors and Executive Officers of J.W. O'Connor & Co. Incorporated
     --------------------------------------------------------------------


          The name, present principal occupation and business address of each of the directors and executive officers of J.W. O'Connor & Co. Incorporated ("OCINC") are set forth below. Each of the directors and executive officers of OCINC is a United States citizen.

        Name                         Present Principal Occupation              Business Address
        ----                         ----------------------------              ----------------
Jeremiah W. O'Connor, Jr.            Director and Chairman of the              399 Park Avenue
                                     Board of OCINC.                           New York, NY  10022
Thomas E. Quinn                      Executive Vice President and Chief        399 Park Avenue
                                     Financial Officer of OCINC.               New York, NY  10022
Irwin J. Blitt                       Private Investor                          8900 State Line
                                                                               Leawood, KS  66206
Lynn Davenport                       Senior Vice President and Chief           7620 Market Street
                                     Financial Officer of The Edward J.        Youngstown, OH  44515-9128
                                     DeBartolo Corporation
William O'Connor                     Vice President of O'Connor Global         60 Victoria Embankment
                                     Services Limited                          London, EC4Y 0JP
                                                                               ENGLAND

Bruce J. McCowan                     Private Investor                          Cinco Avenida Sur #19
                                                                               Antigua, Guatemala

Roger D. Turner                      Partner, Cravath, Swaine & Moore          825 Eighth Avenue
                                                                               New York, NY  10019


                                                                    SCHEDULE 2



                          Sales of Shares (Item 5(c))

          This Schedule describes sales of the Shares during the 60 days preceding the date of this Amendment No. 3. All sales were made by Shareholdings and were effected pursuant to open market transactions on the New York and Toronto stock exchanges. The amount set forth below under the caption "Price Per Share" is the sale price before deduction for brokerage commissions and other charges. In cases where multiple sales were made on a single day, the "Price Per Share" is the weighted average sale price for such transactions.

                                                                       Price
                                   Amount of Shares                     Per
           Date of Sale                  Sold                          Share
          ------------                   ----                          -----
          June 29, 2000                 200,000                        $18.00
          June 30, 2000                 100,000                        $18.10
           July 5,2000                  100,000                        $18.09
          July 10, 2000                 250,000                        $18.13
          July 11, 2000                 150,000                        $18.25
          July 21, 2000                   6,700                        $18.01